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                              December 31, 2020

       Osagie Imasogie
       Chief Executive Officer
       Ibere Pharmaceuticals
       2005 Market Street, Suite 2030
       Philadelphia, PA 19103

                                                        Re: Ibere
Pharmaceuticals
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
7, 2020

       Dear Mr. Imasogie:

                                                        We have reviewed your
draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted December 7, 2020

       General

   1. Please include a bullet point summary of your principal risks in the forepart of the prospectus, as required
by Item 105(b) of Regulation S-K.
 Osagie Imasogie
Ibere Pharmaceuticals
December 31, 2020
Page 2

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameOsagie Imasogie                         Sincerely,
Comapany NameIbere Pharmaceuticals
                                                          Division of
Corporation Finance
December 31, 2020 Page 2                                  Office of Real Estate
& Construction
FirstName LastName